

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Erik Mickels
Chief Financial Officer
Trilogy International Partners Inc.
155 108th Avenue NE
Suite 400
Bellevue, WA 98004

> **Re: Trilogy International Partners Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2019**
> **Filed March 24, 2020**
> **File No. 000-55716**

Dear Mr. Mickels:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2019

Results of Operations, page 85

1. We note you present New Zealand Adjusted EBITDA and Adjusted EBITDA Margin % on page 91 and Bolivia Adjusted EBITDA and Adjusted EBITDA Margin % on page 96. However, you do not provide the most directly comparable GAAP measures nor reconciliations from the most directly comparable GAAP measures. Please revise accordingly. Refer to Questions 102.10 and 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e) of Regulation S-K. Similar concerns apply to your earnings releases included in 6-K's dated March 25, 2020, May 11, 2020, August 11, 2020, and November 10, 2020.

General

2. Please provide us with your analysis as to how you determined that you are a foreign

private issuer. In this regard, we note your statement on page 144, that, "As of March 24, 2020, based on the Company's shareholders' register held at TSX Trust, there were 66 shareholders of record of the Company's Common Shares in the United States, holding 100% of the outstanding Common Shares of the Company." Further, your table on page 142 shows Theresa Gillespie, Director, beneficially owning 61.19% of your Class C Units as well as a resident of the United States. Finally, you identify Bellevue, Washington as your principal executive offices and on page 118 your CEO, CFO, and SVP, General Counsel are shown as residents of the United States. Refer to the definition of foreign private issuer under Exchange Act Rule 3b-4(c).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology